UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

LANDRY’S RESTAURANTS, INC.
(Name of the Issuer)

Landry’s Restaurants, Inc.
Fertitta Entertainment, Inc.
Landry’s Holdings, Inc.
Fertitta Group, Inc.
Tilman J. Fertitta
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number of Class of Securities)

Tilman J. Fertitta
Chairman of the Board, Chief
Executive Officer and President
Landry’s Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Arthur S. Berner Haynes and Boone, LLP 1221 McKinney, Suite 2100 Houston, Texas 77010 (713) 547-2526	Steve Wolosky Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300	Dennis J. Block William P. Mills Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-5555

This statement is filed in connection with (check the appropriate box):

(a) ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) ☐	The filing of a registration statement under the Securities Act of 1933.

(c) ☐	A tender offer.

(d) ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$180,444,910	$11,199
*	Calculated solely for the purpose of determining the filing fee.

**
The transaction valuation is determined based upon the sum of (a) the product of (i) 7,341,052 shares of Landry’s common stock that are proposed to be converted into the right to receive merger consideration and (ii) the merger consideration of $24.50 per share of Landry’s common stock and (b) an aggregate of $589,136 expected to be paid upon the cancellation of outstanding options having an exercise price less than $24.50 per share ((a) and (b) together, the “Total Consideration”). The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the Commission’s latest Fee Advisory, was determined by multiplying the Total Consideration by the applicable fee at the time of payment.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:	$5,999 and $5,200
(2) Form, Schedule or Registration Statement No.:	Schedule 14A and Amendment No. 1 thereto
(3) Filing Party:	Landry’s Restaurants, Inc.
(4) Date Filed:	December 1, 2009 and July 2, 2010

INTRODUCTION

This final Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s,” the “Company,” “we,” “our,” “ours” and “us”), the issuer of the common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Fertitta Group, Inc. (“Parent”), (3) Fertitta Entertainment, Inc. (“Entertainment”), (4) Landry’s Holdings, Inc. (“Holdings”), and (5) Tilman J. Fertitta, our Chairman of the Board of Directors, President and Chief Executive Officer (“Mr. Fertitta”). This Transaction Statement relates to the Agreement and Plan of Merger, dated as of November 3, 2009, that we entered into with Parent, Fertitta Merger Co. (“Merger Sub”) and, for certain limited purposes, Mr. Fertitta (the “Original Merger Agreement”), as amended by that First Amendment to Agreement and Plan of Merger, dated as of May 23, 2010 (the “First Amended Merger Agreement”), and that Second Amendment to Agreement and Plan of Merger, dated as of June 20, 2010 (the “Second Amended Merger Agreement” and, collectively with the Original Merger Agreement and the First Amended Merger Agreement, the “Merger Agreement”). We are sometimes referred to collectively along with Parent, Entertainment, Holdings and Mr. Fertitta as the “Filing Persons.”

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to the Transaction Statement.

Item 15. Additional Information.

     Item 15 is hereby amended and supplemented by the addition of the following information:

At the special meeting of stockholders (the “Special Meeting”) of the Company held on October 4, 2010, holders of a majority of the outstanding shares of our common stock approved the proposal to approve and adopt the Merger Agreement.  In addition, the Merger Agreement was approved by the affirmative vote of a majority of the outstanding shares of our common stock not owned by Parent, Merger Sub, Mr. Fertitta and the other defendants named in the lawsuit entitled Louisiana Municipal Police Employees’ Retirement System, on behalf of itself and all other similarly situated shareholders of Landry’s Restaurants, Inc. and derivatively on behalf of nominal defendant Landry’s Restaurants, Inc. v. Tilman J. Fertitta, et al., C.A. No. 4339-VCL, in the Court of Chancery of the State of Delaware, or any of their respective affiliates and voted at the Special Meeting.

The merger of Merger Sub with and into Landry’s (the “Merger”) became effective on October 6, 2010 (the “Effective Time”). At the Effective Time, the separate corporate existence of Merger Sub ceased, and the Company continued as the surviving corporation of the Merger and became a wholly owned subsidiary of Parent. At the Effective Time, each share of our common stock (other than shares of our common stock owned by Parent or Merger Sub, shares owned by stockholders who properly exercised dissenters’ rights of appraisal under Delaware law or shares of our common stock held in treasury by us) were cancelled and converted automatically into the right to receive $24.50 in cash, without interest. At the Effective Time, each outstanding option to purchase shares of our common stock, except as otherwise provided by the terms of the plan governing such option, became fully vested to the extent not already vested. At the Effective Time, all outstanding and unexercised options having an option exercise price of less than $24.50 were cancelled and the holder of each such cancelled option became entitled to receive a cash payment (subject to applicable withholding taxes) equal to the number of shares of our common stock subject to the cancelled option multiplied by the amount by which $24.50 exceeds the option exercise price, without interest, except that all options owned by Mr. Fertitta that remained unexercised at the Effective Time were cancelled and he will not receive any cash or consideration for his unexercised options. All options having an exercise price equal to or greater than $24.50 were cancelled without payment of any consideration therefor. In addition, each share of restricted stock was treated in the same manner as other shares of outstanding common stock and was cancelled and converted automatically into the right to receive $24.50 in cash without interest, except that Mr. Fertitta’s shares of restricted stock were contributed to Parent immediately prior to the Effective Time and cancelled and he will not receive any cash or consideration for his shares of restricted stock.

As a result of the Merger, our common stock ceased to trade on the New York Stock Exchange on October 6, 2010, and became eligible for delisting from the New York Stock Exchange and termination of registration under the Exchange Act. Accordingly, we filed a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister our common stock under the Exchange Act on October 6, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2010	LANDRY’S RESTAURANTS, INC.

	By:	/s/ Steven L. Scheinthal
	Name:	Steven L. Scheinthal
	Title:	Executive Vice President, General Counsel and Secretary

Dated: October 7, 2010	FERTITTA GROUP, INC.

	By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: October 7, 2010	FERTITTA ENTERTAINMENT, INC.

	By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: October 7, 2010	LANDRY’S HOLDINGS, INC.

	By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: October 7, 2010	TILMAN J. FERTITTA

/s/ Tilman J. Fertitta